UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

 Yes          No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 Yes          No      X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby proceeds to notify the following:

INSIDE INFORMATION

The Board of Directors of BBVA has approved today an issuance of securities contingently convertible into ordinary shares of BBVA up to a maximum amount of 1,500 million euros, excluding the shareholders’ pre-emption right (the “Issuance”). BBVA will communicate to the market the terms of the Issuance, if executed.

Additionally, it is hereby informed that a report of the directors and a report of the independent expert on the Issuance have been issued today pursuant to Articles 414, 417, 510 and 511 of the Spanish Corporate Enterprises Act (Ley de Sociedades de Capital). Both reports are available to shareholders at BBVA’s website (https://shareholdersandinvestors.bbva.com/debt-investors/issuances-programs/additional-tier-1/).

Such reports will also be communicated to the Annual General Shareholders’ Meeting scheduled to be held, on second call, on march 15, 2024 (first general shareholders’ meeting to be held after the issuance decision).

Madrid, 28 February 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 28, 2024	By:	/s/ José María Caballero Cobacho

	Name:	José María Caballero Cobacho
	Title:	Global ALM Director